Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

December 28, 2023

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Ms. Samantha A. Brutlag

Re:	FundVantage Trust (the “Trust”) File No. 811-22027

Dear Ms. Brutlag:

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the Trust’s Amendment No. 328 to the Trust’s registration statement on Form N-1A filed with the SEC on September 29, 2023 (the “Amendment”), which was filed to register the Polen Growth & Income Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended. Shares of the Fund are being offered only to individuals and entities that are “accredited investors” within the meaning of Regulation D under the Securities Act of 1933, as amended. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

*          *          *

1.	In Item 4(a) of Part A, please clarify how the Adviser determines the allocation between the Fund’s dual strategies and whether any limits are in place on the amount of assets allocated between each strategy.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

2.	In Item 4(a) of Part A, please provide brief examples of the ESG factors that the Adviser integrates into its research analysis.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

Division of Investment Management U.S. Securities and Exchange Commission December 28, 2023 Page 2

3.	In Item 4(b) of Part A, please list the Fund’s principal risks in order of relative importance. Alternatively, the Fund may list its 3-4 most significant risks first, followed by an alphabetical listing (See ADI 2019-08 - Improving Principal Risks Disclosure).

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

4.	With respect to the Fund’s “High Yield Securities Risk”, because the Fund may invest significantly in the lowest range of junk bonds, including defaulted securities, please consider expanding such risk for those lowest-rated securities.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

5.	In Item 4(a) of Part A, please state that the Fund may focus its investments in certain economic sectors.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

6.	“China Risk” is included as a Principal Risk in Item 9(c) of Part A. To the extent investing in Chinese securities is a principal investment strategy of the Fund, please include such strategy and corresponding risk in Items 4(a) and 4(b) of Part A, respectively. If “China Risk” is not a principal risk of the Fund, please remove such risk accordingly.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

7.	In Item 10(a) of Part A, please state that Bryan Power has served as a portfolio manager of the Global Growth Equity Portfolio within the Fund since its inception in 2023.

Response: The requested revision will be reflected in an amendment to the Trust’s registration statement.

8.	To the extent the Fund’s portfolio turnover rate is expected to exceed 100 percent, please include “Portfolio Turnover Risk” as a principal risk of the Fund.

Response: The Fund’s portfolio turnover rate is not expected to exceed 100 percent.

9.	The Staff notes that ESG considerations are mentioned in passing in “Management Risk.” Please consider including ESG Risk in “Other Risks” that highlights risks associated with the Adviser’s incorporation of ESG factors into the Fund’s strategy, such as data reporting. If not included, please explain supplementally to the Staff why such risk is not necessary.

Response: While the Adviser considers the impact of ESG-related factors on the value of an issuer as part of its due diligence and fundamental analysis, the Adviser does not view such consideration as exposing investors to additional ESG risk specific to the Fund.

*          *          *

Division of Investment Management U.S. Securities and Exchange Commission December 28, 2023 Page 3

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust

Ms. Christine Catanzaro, Treasurer of FundVantage Trust

John M. Ford, Esq.

Joseph A. Goldman, Esq.